HB

Vf 3-4-02 **



02005945

) STATES
:HANGE COMMISSION
ı, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 20 2002

SEC FILE NUMBER
8-51439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tiburon Fund Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
101 Glacier Point Road, Suite D
(No. and Street)

San Rafael	**CA**	**94901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Schwieder **(415) 257-2200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700	**San Francisco**	**CA**	**94104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

VF 3/14/02

STATEMENT OF FINANCIAL CONDITION

Tiburon Fund Trading, LLC, December 31, 2001
with Report of Independent Auditors

AFFIRMATION

I swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements of Tiburon Fund Trading, LLC as of December 31, 2001 and for the year then ended are accurate and complete.



Greg Schwieder
Chief Financial Officer

Tiburon Fund Trading, LLC

Statement of Financial Condition

December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Member of
Tiburon Fund Trading, LLC

We have audited the accompanying statement of financial condition of Tiburon Fund Trading, LLC as of December 31, 2001. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tiburon Fund Trading, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 8, 2002

Tiburon Fund Trading, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Due from broker	$ 1,419,274
Nonmarketable security, at fair value	15,000
Total assets	$ 1,434,274
Members' equity	$ 1,434,274

See accompanying notes.

Tiburon Fund Trading, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Tiburon Fund Trading, LLC (the "Company") is a Delaware limited liability company formed on October 7, 1998, which commenced operation on March 31, 1999. The Company is a wholly owned subsidiary of Tiburon Fund, L.P. (the "Parent"), a Delaware limited partnership. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Philadelphia Stock Exchange.

The Company trades exclusively on a proprietary basis, has no customers, and does not clear or execute trades.

The Company regularly borrows funds from brokers, banks, and other lenders to finance its investment operations. As a registered broker-dealer, the Company finances its investment activities typically in the form of margin loans collateralized by the securities held in the Company's account.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statement is presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

Security transactions are recorded on the trade date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

2. Significant Accounting Policies (continued)

Investments (continued)

Nonmarketable securities are not registered for public sale and are carried at an estimated fair value at the end of the period, as determined by the Parent. Factors considered by the Parent in determining fair value include cost, the type of investment, subsequent purchases of the same or similar investments by other investors, the current financial position and operating results of the company invested in, and such other factors as may be deemed relevant. The Parent's estimate and assumption of fair value of the nonmarketable securities may differ significantly from the values that would have been used had a ready market existed, and the differences could be material.

Income Taxes

Limited liability companies (LLC) are treated as partnerships for tax purposes, whereby all income or loss of the LLC is the responsibility of the members.

Limitation of Members' Liability

The debts, obligations, and liabilities of the Company shall solely be the debts, obligations, and liabilities of the Company and not of any of its members.

3. Due from Broker

Due from broker represents monies resulting from settled and unsettled trades and interest earned at the custodian broker from settled trades. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Nonmarketable Security

The Company owns 10 shares of Bear Stearns Securities Corporation Series A Preferred Stock, of which a fair value of $15,000 has been estimated by the Parent in the absence of readily ascertainable market values.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. At December 31, 2001, the Company had net capital of $1,419,274, which was $1,319,274 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

6. Subsequent Events

In January 2002, the Company transferred approximately $1.3 million to the Parent.